FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _December 31, 2015_______________

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________________ to _________________________

Commission file number 001-09225

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

H.B. FULLER COMPANY

1200 Willow Lake Boulevard, P.O. Box 64683

St. Paul, Minnesota 55164-0683

H.B. FULLER COMPANY 401(k) & retirement PLAN

Financial Statements and Supplemental Schedule

December 31, 2015 and 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

H.B. FULLER COMPANY 401(k) & RETirement PLAN

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefit Plans Committee

H.B. Fuller Company 401(k) & Retirement Plan

St. Paul, MN

We have audited the accompanying statements of net assets available for benefits of H.B. Fuller Company 401(k) & Retirement Plan as of December 31, 2015 and 2014 and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the plan as of December 31, 2015 and 2014 and the changes in net assets available for benefits for the year ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the H.B. Fuller Company 401(k) & Retirement Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By: /s/ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 13, 2016

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	2015	2014
Assets:
Investments, at fair value
H.B. Fuller Company Stock Fund	$48,839,185	$56,709,269
Large Cap Equity Funds	59,499,561	61,729,072
Mid-Cap Equity Funds	18,692,004	26,330,368
Small Cap Equity Funds	16,302,754	18,797,433
International Equity Funds	16,321,331	18,616,959
Balanced Funds	57,241,962	53,216,794
Fixed Income Funds	12,579,919	12,880,850
Money Market Funds	26,627,661	30,554,081
Total Investments	256,104,377	278,834,826

Notes receivable from participants	3,858,087	3,767,532
Employer contributions receivable	182,779	206,868
Total assets	260,145,243	282,809,226

Net assets available for benefits	$260,145,243	$282,809,226

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2015

Additions:
Contributions:
Participant contributions	$9,839,235
Employer contributions	8,596,142
Rollover contributions	762,642
Total contributions	19,198,019
Investment income(loss):
Interest	34,118
Dividends	8,067,574
Net depreciation in fair value of investments	(18,694,914)
Other income	52,773
Total investment loss	(10,540,449)
Interest income on notes receivable from participants	133,133
Total additions	8,790,703

Deductions:
Participant distributions and withdrawals	(31,199,170)
Administrative expense	(255,516)
Total deductions	(31,454,686)

Net decrease in net assets available for benefits	(22,663,983)

Net assets available for benefits:
Beginning of year	282,809,226
End of year	$260,145,243

See accompanying notes to financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Notes to Financial Statements

December 31, 2015 and 2014

(1)	Description of the Plan

The following brief description of the H.B. Fuller Company 401(k) & Retirement Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information regarding the Plan’s definitions, benefits, eligibility, and other matters.

(a)	General

The Plan is a contributory defined contribution plan covering all eligible employees of H.B. Fuller Company (the Employer, Plan Administrator and Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)	Trustee

The trustee for the Plan is Empower Retirement, N.A. (the Trustee).

(c)	Eligibility and Contributions

All regular full-time and part-time employees on the U.S. Payroll may begin contributing to the Plan as soon as administratively practicable after their date of hire and will be automatically enrolled unless elected otherwise. All qualified employees are immediately eligible for the Employer matching contribution. To be eligible for the match, an employee must make contributions equal to 1 percent of pre-tax or after-tax compensation up to a maximum of 75 percent subject to a statutory maximum of $18,000 for 2015. Participants who are age 50 or older, or who will become age 50 during the current Plan year, may contribute an additional pre-tax and/or after-tax amount to the Plan.  The additional amount these participants may contribute during 2015 is $6,000.  Participants may also contribute amounts representing rollover distributions from other qualified retirement plans.

The Employer makes contributions to employees’ accounts by matching 100 percent of an employee’s contributions, up to 4 percent of the employee’s eligible compensation to be allocated according to the employee’s elections. A participant’s contribution and Employer’s contribution may be invested in any combination of participant-directed investment funds or H.B. Fuller Company Stock. A participant’s investment option for past and future contributions can be changed daily within restrictions. Investment income is allocated to all participants on the basis of their respective account balances at the close of each daily fund valuation.

A participant’s voluntary contribution percentage amount can be changed or suspended at any time. Employer matching contributions to the Plan cease during the suspension period.

All employees are eligible to receive non-elective retirement contributions up to 3 percent of the employee’s eligible earnings. A participant becomes 100 percent vested in the non-elective retirement contributions after three years of vesting service to the Employer, or upon age 65, disability, death or termination of the Plan.

(d)	Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution; (b) the Employer’s matching contribution, (c) an allocation of the Plan’s investment income, (d) discretionary Employer contributions and (e) rollover contributions. Allocations of the Plan’s investment income are based on account balances, as defined in the Plan document. Participant accounts are charged with an allocation of administrative expenses.

(e)	Payment of Benefits

On termination of service due to death or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account as defined in the Plan document. If the participant terminates employment at the age of 55 or older, he or she may elect to receive their distribution in installment payments as defined by the Plan document. For termination of service due to disability, a participant is eligible for distribution after 12 months of permanent disability. For termination of service due to other reasons, a participant may elect a distribution, which will be paid in a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The investment in H.B. Fuller Company Stock may be withdrawn in the form of shares of stock at the option of the Plan participant.

(f)	Vesting

Participants are immediately vested in their contributions, rollover contributions and Employer matching contributions plus actual earnings thereon. Vesting in the Company’s non-elective contribution portion of their accounts plus actual earnings thereon is based on years of eligible service. A participant is 100 percent vested after three years of vesting service with the Employer, or upon age 65, disability, death or plan termination.

(g)	Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are collateralized by the balance in the participant’s account and bear interest at rates equal to the prime rate published in Wall Street Journal on the last business day of the month immediately proceeding the month in which the loan is issued (3.25 percent at December 31, 2015 and 2014). This is determined at the time of the loan. The rate will remain fixed over the term of the loan, usually 5-15 years. Participant loans at December 31, 2015 had interest rates ranging from 3.25 percent to 9.5 percent and mature at various dates through 2030. Principal and interest are repaid ratably through payroll deductions.

(h)	Forfeitures

Participants who terminate employment with the Employer forfeit the nonvested portion of the Employer’s contribution to the participant’s account. Amounts forfeited are used to reduce future Employer contributions. Unused forfeitures at December 31, 2015 and 2014 were $249,586 and $192,409, respectively. Forfeitures of $206,868 were used to reduce Employer contributions for the year ended December 31, 2015.

(i)	Plan Termination

Although it has no intention to do so, the Employer may, at any time, by action of its board of directors, terminate the Plan or discontinue contributions. Upon termination or discontinuance of contributions, all Employer contribution amounts in participant accounts will become fully vested.

(j)	Plan Amendments and Other Plan Changes

Effective December 18, 2014, the Plan was amended to provide more detail regarding the voluntary ownership in the H.B. Fuller Company Stock Fund which is an investment Fund of the Plan in which a Participant or Beneficiary is allowed to elect to invest in. The amendment provides protection to H.B. Fuller regarding the H.B. Fuller Company Stock Fund investment vehicle including the limitation of transfers of Company stock to adhere to H.B. Fuller’s insider trading policy.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Accounting

The accompanying financial statements are presented on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (U.S. GAAP).

(b)	Investment Valuation and Income Recognition

The fair values of the Plan’s investments in H.B. Fuller Company Stock are based on published quotations. The fair values of investments in securities of unaffiliated issuers are based on quoted market prices. Securities transactions are recorded on the trade date. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There have been no changes in the methodologies used at December 31, 2015.

(c)	Net Appreciation in the Fair Value of Investments

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the net appreciation in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

(d)	Contributions

Participant contributions are recorded in the period the Employer makes the payroll deductions. Employer-matching contributions are recorded based on participant contributions.

(e)	Concentration of Market Risk

At December 31, 2015 and 2014, approximately 19 percent and 20 percent, respectively, of the Plan’s net assets available for benefits were invested in the common stock of H.B. Fuller Company. The underlying value of the H.B. Fuller Company Stock is entirely dependent upon the performance of H.B. Fuller Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of H.B. Fuller Company Stock in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(f)	Distributions to Participants

Distributions to participants are recorded when the distribution is made.

(g)	Notes Receivable from Participants

Participant loans are reported at current value. Current value is defined by ERISA as “the sum of the unpaid principal balance plus accrued but unpaid interest.” No allowance for credit losses has been recorded at December 31, 2015 and 2014.

(h)	Plan Expenses

The administrative expenses of the Plan are paid by the Plan participants. Certain asset management and administrative fees of the Plan are charged against the Plan’s investment income or paid outside the Plan.

(i)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amount of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of investment earnings and expenses during the reporting period. Actual results could differ from those estimates.

(j)	Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

(k)	Recent Accounting Pronouncements

In July 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965) - I. Fully Benefit-Responsive Investment Contracts; II. Plan Investment Disclosures, and III. Measurement Date Practical Expedient (ASU 2015-12). Part I of this update requires fully-benefit responsive investment contracts to be measured, presented, and disclosed only at contract value. Part II of this update requires that investments (both participant-directed and nonparticipant-directed investments) be grouped only by general type, eliminating the need to disaggregate the investments in multiple ways. Part II also eliminates the disclosure of individual investments that represent 5 percent or more of net assets available for benefits and the disclosure of net appreciation or depreciation for investments by general type, requiring only presentation of net appreciation (depreciation) in investments in the aggregate.  Additionally, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is a fund that files a U.S. Department of Labor Form 5500, as a direct filing entity, disclosure of that investment’s strategy is no longer required. Part III of this update permits plans to measure investments and investment-related accounts (e.g., a liability for a pending trade with a broker) as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end. The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early application permitted.  The amendments within Parts I and II require retrospective application; whereas, the amendments within Part III should be applied prospectively.  We are currently evaluating the impact of our adoption of ASU 2015-12 on the Plan’s financial statements.

In May 2015, the FASB issued ASU No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07). The amendments in this update remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient thus eliminating the diversity that currently exists in the disclosure of these assets. ASU 2015-07 is effective for Plan years beginning after December 15, 2015 with early adoption permitted. We have evaluated the effect that this guidance will have on the Plan’s Financial Statements and related disclosures and determined it will not have a material impact.

(3) Investments
Investments, at fair value, include the following at December 31, 2015 and 2014:

	2015		2014

H.B. Fuller Company Stock Fund, 1,335,967 and 1,270,505 shares, respectively	$48,839,185	*	$56,709,269	*
American Beacon Large Cap Value 358,731 and 329,836 shares, respectively	8,806,146		9,604,856
DFA U.S. Targeted Value Portfolio 379,509 and 415,651 shares, respectively	7,530,531		9,206,662
Dodge & Cox International Stock Fund 260,238 and 264,021 shares, respectively	9,516,854		11,117,930
Harbor Capital Appreciation 307,155 and 301,447 shares, respectively	18,718,700	*	17,640,660	*
PIMCO All Asset 226,685 and 263,504 shares, respectively	2,312,195		3,056,662
PIMCO Total Return Bond Fund 1,249,244 and 1,208,331 shares, respectively	12,579,919		12,880,850
Stephens Small Cap Growth 581,712 and 578,454 shares, respectively	8,772,223		9,590,771
Vanguard Institutional Index 171,243 and 182,772 shares, respectively	31,974,715	*	34,483,556	*
Vanguard Mid-Cap Index Fund 568,426 and 779,235 shares, respectively	18,692,004	*	26,330,368	*
Vanguard Prime Money Market 26,627,652 and 30,554,072 shares, respectively	26,627,661	*	30,554,081	*
Vanguard Target Retirement 2010 62,329 and 52,833 shares, respectively	1,550,744		1,390,568
Vanguard Target Retirement 2015 274,493 and 311,928 shares, respectively	3,906,032		4,769,376
Vanguard Target Retirement 2020 454,399 and 409,891 shares, respectively	12,336,950		11,665,509
Vanguard Target Retirement 2025 578,410 and 529,428 shares, respectively	9,034,761		8,751,455
Vanguard Target Retirement 2030 318,112 and 249,130 shares, respectively	8,818,077		7,234,741
Vanguard Target Retirement 2035 413,145 and 331,500 shares, respectively	6,957,367		5,913,964
Vanguard Target Retirement 2040 129,235 and 108,222 shares, respectively	3,676,755		3,220,691
Vanguard Target Retirement 2045 173,626 and 126,359 shares, respectively	3,087,062		2,356,599
Vanguard Target Retirement 2050 82,131 and 57,386 shares, respectively	2,339,923		1,699,775
Vanguard Target Retirement 2055 33,488 and 22,896 shares, respectively	1,032,425		732,205
Vanguard Target Retirement 2060 Fund 10,623 and 11,234 shares, respectively	289,051		316,810
Vanguard Target Retirement Fund 152,660 and 163,318 shares, respectively	1,900,620		2,108,439
William Blair Institutional International Growth 451,225 and 491,417 shares, respectively	6,804,477		7,499,029
	$256,104,377		$278,834,826

* Represents 5% or more of the Plan's net assets available for benefits at the end of the Plan year.

During 2015, the Plan's investments (including gains and losses on investments bought and sold, as well as held, during the year) depreciated in value by $18,694,914 as follows:

H.B. Fuller Company Stock Fund	$(10,456,370)
American Beacon Large Cap Value	(1,503,910)
DFA U.S. Targeted Value Portfolio	(876,170)
Dodge & Cox International Stock Fund	(1,407,386)
Harbor Capital Appreciation	670,416
PIMCO All Asset	(272,578)
PIMCO Total Return Bond Fund	(715,834)
Stephens Small Cap Growth	(828,958)
Vanguard Institutional Index	(235,021)
Vanguard Mid-Cap Index Fund	(214,690)
Vanguard Target Retirement 2010	(89,659)
Vanguard Target Retirement 2015	(248,908)
Vanguard Target Retirement 2020	(584,423)
Vanguard Target Retirement 2025	(514,996)
Vanguard Target Retirement 2030	(427,591)
Vanguard Target Retirement 2035	(391,957)
Vanguard Target Retirement 2040	(163,055)
Vanguard Target Retirement 2045	(148,179)
Vanguard Target Retirement 2050	(102,405)
Vanguard Target Retirement 2055	(38,441)
Vanguard Target Retirement 2060	(18,485)
Vanguard Target Retirement Fund	(67,067)
William Blair Institutional International Growth	(59,247)
$(18,694,914)

(4)	Tax Status

The Internal Revenue Service (IRS) has determined and informed the Employer by a letter dated March 19, 2004 and April 23, 2014 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan Administrator restated the Plan and filed for a new determination request with the IRS in January 2016 and has not received a new determination letter from the IRS. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan.  The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS.  The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015 and 2014, there are no uncertain positions taken or expected to be taken.  The Plan has recognized no interest or penalties related to uncertain tax positions.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

(5)	Related-party and Party-in-interest Transactions

Plan investments include H.B. Fuller Company Stock which is invested in shares of common stock of the Employer. H.B. Fuller Company is the Plan Sponsor and, therefore, these transactions qualify as party-in-interest transactions. Purchases and sales of H.B. Fuller Company Stock for the year ended December 31, 2015 amounted to $12,455,876 and $4,815,058, respectively. The fair value of H.B. Fuller Company Stock was $48,839,185 and $56,709,269 as of December 31, 2015 and 2014, respectively. The number of shares of H.B. Fuller Company Stock was 1,335,967 shares at an average share price of $36.56 and 1,270,505 shares at an average share price of $44.64 as of December 31, 2015 and 2014, respectively.

The Plan allows participants to borrow from their fund accounts and, therefore, these transactions qualify as a party-in-interest. Notes receivable from participants were $3,858,087 and $3,767,532 as of December 31, 2015 and 2014, respectively.

Certain Plan investments are managed by Empower Retirement. Empower Retirement is the trustee and recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions.

(6)	Fair Value Measurements

Estimates of fair value for assets and liabilities are based on the framework established in the accounting guidance for fair value measurements. This framework applies to all assets and liabilities that are measured, reported and/or disclosed on a fair value basis. The framework defines fair value, provides guidance for measuring fair value and requires certain disclosures. The framework discusses valuation techniques, such as the market approach (comparable market prices), the income approach (present value of future income or cash flow) and the cost approach (cost to replace the service capacity of an asset or replacement cost). The framework utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 – Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 – Unobservable inputs that reflect management’s assumptions, and include situations where there is little, if any, market activity for the asset or liability.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2015 and 2014.

Mutual funds: Mutual funds are classified as level 1 as they are traded in an active market for which closing prices are readily available.

The Plan Sponsor is responsible for the determination of fair value. Accordingly, they perform periodic analysis on the prices received from the pricing services used to determine whether the prices are reasonable estimates of fair value. As a result of these reviews, the Plan Sponsor has not historically adjusted the prices obtained from the pricing services. The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflected of future fair values. Furthermore, although the Plan Sponsor believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis by level within the hierarchy.

As of December 31, 2015:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Stock Fund	$48,839,185	$48,839,185	$-	$-
Large Cap Equity Funds	59,499,561	59,499,561	-	-
Mid-Cap Equity Funds	18,692,004	18,692,004	-	-
Small Cap Equity Funds	16,302,754	16,302,754	-	-
International Equity Funds	16,321,331	16,321,331	-	-
Balanced Funds	57,241,962	57,241,962	-	-
Fixed Income Funds	12,579,919	12,579,919	-	-
Money Market Funds	26,627,661	26,627,661	-	-
Total Investments	$256,104,377	$256,104,377	$-	$-

As of December 31, 2014:

Description	Total	Level 1	Level 2	Level 3
Investments:
Company Stock Fund	$56,709,269	$56,709,269	$-	$-
Large Cap Equity Funds	61,729,072	61,729,072	-	-
Mid-Cap Equity Funds	26,330,368	26,330,368	-	-
Small Cap Equity Funds	18,797,433	18,797,433	-	-
International Equity Funds	18,616,959	18,616,959	-	-
Balanced Funds	53,216,794	53,216,794	-	-
Fixed Income Funds	12,880,850	12,880,850	-	-
Money Market Funds	30,554,081	30,554,081	-	-
Total Investments	$278,834,826	$278,834,826	$-	$-

(7)     Subsequent Events

The Plan has evaluated subsequent events through the date that the financial statements were issued, for events requiring recording or disclosure in the Plan’s financial statements.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN
Schedule H, line 4i --Schedule of Assets (Held at End of Year)
December 31, 2015
EIN 41-0268370
Plan Number 003

	(b)
	Identity of issuer,				(e)
	borrower, or	(c)	Units/	(d)	Current
(a)	similar party	Description	Shares	Cost	value
*	H.B. Fuller Company Stock Fund	Common Stock	1,335,967	**	$48,839,185
	American Beacon Large Cap Value Fund	Mutual Fund	358,731	**	8,806,146
	DFA U.S. Targeted Value Portfolio Fund	Mutual Fund	379,509	**	7,530,531
	Dodge & Cox International Stock Fund	Mutual Fund	260,238	**	9,516,854
	Harbor Capital Appreciation Fund	Mutual Fund	307,155	**	18,718,700
	PIMCO All Asset Fund	Mutual Fund	226,685	**	2,312,195
	PIMCO Total Return Bond Fund	Mutual Fund	1,249,244	**	12,579,919
	Stephens Small Cap Growth Fund	Mutual Fund	581,712	**	8,772,223
	Vanguard Institutional Index Fund	Mutual Fund	171,243	**	31,974,715
	Vanguard Mid-Cap Index Fund	Mutual Fund	568,426	**	18,692,004
	Vanguard Prime Money Market Fund	Mutual Fund	26,627,652	**	26,627,661
	Vanguard Target Retirement 2010 Fund	Mutual Fund	62,329	**	1,550,744
	Vanguard Target Retirement 2015 Fund	Mutual Fund	274,493	**	3,906,032
	Vanguard Target Retirement 2020 Fund	Mutual Fund	454,399	**	12,336,950
	Vanguard Target Retirement 2025 Fund	Mutual Fund	578,410	**	9,034,761
	Vanguard Target Retirement 2030 Fund	Mutual Fund	318,112	**	8,818,077
	Vanguard Target Retirement 2035 Fund	Mutual Fund	413,145	**	6,957,367
	Vanguard Target Retirement 2040 Fund	Mutual Fund	129,235	**	3,676,755
	Vanguard Target Retirement 2045 Fund	Mutual Fund	173,626	**	3,087,062
	Vanguard Target Retirement 2050 Fund	Mutual Fund	82,131	**	2,339,923
	Vanguard Target Retirement 2055 Fund	Mutual Fund	33,488	**	1,032,425
	Vanguard Target Retirement 2060 Fund	Mutual Fund	10,623	**	289,051
	Vanguard Target Retirement Fund	Mutual Fund	152,660	**	1,900,620
	William Blair Instit. Int'l Growth Fund	Mutual Fund	451,225	**	6,804,477
*	Participant loans	Participant loans receivable, interest at 3.25% to 9.5%, due at various dates through 2030		$—	3,858,087

		Total investments			$259,962,464

*	Represents party-in-interest.
**	Cost omitted for participant directed investments

EXHIBITS

The following documents are filed as exhibits to this Report:

Exhibit No.	Document

(23)	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

H.B. FULLER COMPANY 401(k) & RETIREMENT PLAN

Date: June 13, 2016	By:	/s/ Dawn R. Bergien-Skarbalus
(North America Benefits Manager, on behalf of James J. Owens, Plan administrator)